UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Astra Space, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

04634X202
(CUSIP Number)

Baldo Fodera JMCM Holdings LLC 450 Lexington Avenue, 38th Floor New York, NY 10017 (212) 273-0458
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
JMCM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,864,014 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,864,014 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,864,014 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.02% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1.	See Item 5

CUSIP No. 04634X202	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Baldo Fodera

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,063,413 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,063,413 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,413 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
Alexander Morcos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,063,413 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,063,413 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,063,413 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.	See Item 5

CUSIP No. 04634X202	Page 5 of 10 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Commission on November 16, 2023 (collectively, the “Schedule 13D”), relating to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Astra Space, Inc. (the “Issuer” or the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Bridge Note issued to JMCM in the Initial Financing included an additional uncommitted delayed draw term loan in an aggregate principal amount not to exceed $2.5 million (the “Delayed Draw Term Loan”).  On November 13, 2023, JMCM loaned the full amount of the Delayed Draw Term Loan, thereby increasing the outstanding principal balance due on its Bridge Note by an additional $2.5 million, to an aggregate $5,051,547.  In addition, on November 17, 2023, the Bridge Investors agreed to extend the requirement for the Company to comply with the minimum liquidity financial covenant in the Existing Notes from November 17, 2023, and waived certain other events of default under the Existing Notes, to November 21, 2023.

In connection with the issuance of the Delayed Draw Term Loan, and after continued negotiations with the Company, on November 21, 2023, JMCM ultimately purchased warrants (the “New Warrants” and, together with the Bridge Warrants and the Existing Warrants, the “Warrants”) to purchase up to an aggregate 1,082,921 shares of Class A Common Stock at a purchase price of $0.125 per New Warrant for an aggregate purchase price of approximately $135,365.  These New Warrants are immediately exercisable at an exercise price of $0.808 per New Warrant, subject to certain adjustments, and expire on November 13, 2028.  Similar to the Existing Warrants and Bridge Warrants, JMCM does not have the right to exercise, and the Company shall not effect any exercise of, any portion of the New Warrants to the extent that immediately prior to or after giving effect to such issuance after exercise, JMCM (including any affiliates and any persons acting as a “group,” as such term is used for purposes of Section 13(d) of the Act, with JMCM) would beneficially own in excess of 9.99% of the total number of shares of Class A Common Stock outstanding (the “New Warrants Blocker” and, together with the Blocker on the Existing Warrants and Bridge Warrants, the “Warrants Blocker”).  JMCM may, upon notice to the Company, increase or decrease the New Warrants Blocker, provided that any increase will not be effective until the 61st day after such notice is delivered to the Company and in no event may exceed 19.99% prior to the Company obtaining the Stockholder Approvals (as defined below).  Also on November 21, 2023, the Bridge Warrants to purchase up to 3,101,433 shares of Class A Common Stock held by JMCM were exchanged for New Warrants for no additional consideration.  The Bridge Warrants continue to expire on November 6, 2028.  The Existing Warrants to purchase up to 1,500,000 shares of Class A Common Stock were unaffected and continue to have the same terms as described in the original Schedule 13D filed by the Reporting Persons on November 16, 2023.  The foregoing description of the New Warrants does not purport to be complete and is qualified in its entirety by reference to the form of New Warrant, a copy of which is filed as Exhibit 8 to this Schedule 13D and is incorporated herein by reference.

Also on November 21, 2023, the Issuer, its subsidiaries and the Bridge Investors agreed to amend and modify the terms of the Bridge Notes and the Existing Notes in their entirety in accordance with the form of Senior Secured Convertible Note due 2025 (the “Convertible Notes”), in exchange for the Issuer’s reimbursement of a premium (including accrued interest thereon from November 6, 2023) of approximately $1.2 million paid by the Bridge Investors, including JMCM, in connection with the purchase of the Existing Notes and Existing Warrants, which amount will be capitalized and added to the outstanding principal amount of the Convertible Notes.  As of the date hereof, JMCM owns $9,691,729.89 principal amount of Convertible Notes.

Holders of the Convertible Notes, including JMCM, may, at their option, prior to the second scheduled trading day immediately before the Maturity Date (as defined below), convert all or any portion of the outstanding amount of their Convertible Notes into shares of Class A Common Stock, at an initial conversion rate of 1,237.6238 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.808 per share of Class A Common Stock.  The conversion rate will be subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transactions.

CUSIP No. 04634X202	Page 6 of 10 Pages
Unless the Company obtains the Stockholder Approvals, the Company will be prohibited from issuing any shares of Class A Common Stock upon conversion of the Convertible Notes if the issuance of such shares of Class A Common Stock would exceed 19.99% of the Company’s outstanding shares of Class A Common Stock as of the date of the Subsequent Financing Agreement (as defined below) or otherwise exceed the aggregate number of shares of Class A Common Stock which the Company may issue without breaching the Company’s obligations under the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”).  In addition, JMCM does not have the right to convert, and the Company shall not effect any conversion of, any portion of the Convertible Notes held by JMCM to the extent that after giving effect to such conversion, JMCM (including any affiliates and any persons acting as a “group,” as such term is used for purposes of Section 13(d) of the Act, with JMCM) collectively would beneficially own in the aggregate in excess of 9.99% of the number of shares of Class A Common Stock outstanding (the “Convertible Notes Blocker”).  JMCM may, upon notice to the Company, increase or decrease the Convertible Notes Blocker, provided that any increase will not be effective until the 61st day after such notice is delivered to the Company and in no event may exceed 19.99% prior to the Company obtaining the Stockholder Approvals.

The Convertible Notes were not issued pursuant to an indenture.  The Convertible Notes mature on November 15, 2025 (the “Maturity Date”), provided that the Maturity Date may be extended upon the written agreement of the Company and the holders of the Convertible Notes.  On the Maturity Date, the Company will pay the holders of the Convertible Notes an amount in cash equal to (i) the then-outstanding Stated Principal Amount (as defined in the Convertible Notes) of the Convertible Notes, multiplied by (ii) the then-applicable Minimum Return (as defined in the Convertible Notes) amount in effect at such time, plus accrued and uncapitalized interest on the Convertible Notes (such amount, the “Minimum Return Maturity Amount”); provided that if the Maturity Date has been extended, the Company will pay such holders an amount in cash equal to the greater of (x) the Minimum Return Maturity Amount and (y) the then-outstanding principal amount plus any accrued and uncapitalized interest on the Convertible Notes.  In the event that any prepayment or redemption of the Convertibles Notes is made in full prior to the Maturity Date (or is deemed to have occurred in the case of an Event of Default Acceleration Event (as defined in the Convertible Notes)), the Company will pay in full all outstanding obligations under the Convertible Notes, which will include the payment, if applicable, of any Minimum Return amount (as defined in the Convertible Notes), which ranges from 125% to 175% of the outstanding Stated Principal Amount of the Convertible Notes depending on the timing of the prepayment or redemption event.

The Convertible Notes bear interest at 12.0% per annum, payable in kind, which interest rate would increase to 15.0% per annum upon the existence of an Event of Default (as defined in the Convertible Notes). Interest on the Convertible Notes accrues from November 21, 2023. Interest on the Convertible Notes will be payable in kind on each February 1, May 1, August 1 and November 1, beginning February 1, 2024.

The Company is required to make quarterly amortization payments under each Convertible Note on each February 1, May 1, August 1 and November 1, beginning February 1, 2024, payable in cash in an amount equal to 11.11% of the initial Stated Principal Amount (as defined in such Convertible Note) of such Convertible Note. The holder of a Convertible Note, in its sole discretion, may agree to defer its quarterly amortization payment to the subsequent amortization payment date pursuant to the terms of its Convertible Note.

Holders of the Convertible Notes have the right to require the Company to repurchase the Convertible Notes upon the occurrence of a Fundamental Change (as defined in the Convertible Notes) for a cash price equal to the greater of (i) the then-outstanding principal amount of Convertible Notes to be repurchased, or (ii) the then-applicable Minimum Return amount in effect at such time multiplied by the then-outstanding Stated Principal Amount of Convertible Notes to be repurchased, in each case, plus the accrued and uncapitalized interest on the Convertible Notes; provided that if such Fundamental Change consists of an ASE Disposition (as defined in the Convertible Notes), such offer may be limited to the maximum aggregate then-outstanding principal amount of Convertible Notes that may be repurchased to the extent that the aggregate Fundamental Change Repurchase Prices therefore would not exceed the net cash proceeds from such ASE Disposition in excess of $5.0 million.

CUSIP No. 04634X202	Page 7 of 10 Pages
After the first effective date of any Specified Fundamental Change (as defined in the Convertible Notes), provided the Equity Conditions (as defined in the Convertible Notes) are satisfied, the Company may redeem all (but not less than all) of the then-outstanding principal amount of the Convertible Notes for a cash price equal to the greater of (i) the then-outstanding principal amount of Convertible Notes to be redeemed, or (ii) the then-applicable Minimum Return amount in effect at such time multiplied by the then-outstanding Stated Principal Amount of Convertible Notes to be redeemed, in each case, plus the accrued and uncapitalized interest on the Convertible Notes.  The Company may not redeem any amounts under the Convertible Notes prior to the Specified Fundamental Change Trigger Date (as defined in the Convertible Notes).

If an Event of Default under the Convertible Notes occurs, the principal amount thereof, together with accrued interest thereon, may become immediately due and payable. The foregoing description of the Convertible Notes does not purport to be complete and is qualified in its entirety by reference to the form of 12.0% Senior Secured Convertible Note due 2025, a copy of which is filed as Exhibit 9 to this Schedule 13D and is incorporated herein by reference.

The foregoing transactions are part of a subsequent financing (the “Subsequent Financing”) closed by the Issuer on November 21, 2023 with the Bridge Investors, the living trust of Chris Kemp, who is the Company’s current Chief Executive Officer, chairman and a director, and Dr. Adam London, who is the Company’s current Chief Technology Officer and a director (the Bridge Investors, Mr. Kemp’s living trust, and Dr. London, collectively, the “Investors”), pursuant to the Securities Purchase Agreement dated as of August 4, 2023 (as amended by the Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, the Limited Waiver and Consent and Omnibus Amendment No. 2 Agreement dated as of November 17, 2023, and the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023) (the “Subsequent Financing Agreement”).  The Subsequent Financing Agreement contains customary representations, warranties and agreements by the Company, including an agreement to indemnify the Investors against certain liabilities.  The Subsequent Financing Agreement also contains covenants that require the Company to, among other things: (i) notify JMCM of the Company’s intention to engage in negotiations relating to any sale, transfer, license, lease or other disposition of all or substantially all of the property and assets or business related to the launch services segment of the Company and its subsidiaries (the “Launch Services Business”) and if JMCM informs the Company that it has an interest in acquiring the Launch Services Business, the Company will engage in good faith negotiations with JMCM; (ii) offer the holders of the Convertible Notes, so long as any Convertible Notes remain outstanding, participation rights in future offerings of any equity, equity-linked, equity equivalent securities or securities convertible into or exercisable for equity (excluding offerings of Class A Common Stock through an approved at-the-market equity program), subject to limited exceptions; (iii) not effect or enter into any “Variable Rate Transactions” (as defined in the Subsequent Financing Agreement); and (iv) seek stockholder approval (the “Stockholder Approvals”) in accordance with the Nasdaq listing rules with respect to the issuance of the shares of Class A Common Stock issuable upon exercise of the New Warrants in excess of the limitations imposed by such rules and the shares of Class A Common Stock issuable upon conversion of the Convertible Notes in excess of the limitations imposed by such rules (such shares of Class A Common Stock issuable upon exercise of the New Warrants or conversion of the Convertible Notes, the “Underlying Shares”).

The Subsequent Financing Agreement also provides that for 45 days after the closing date, the Company and its subsidiaries may not, directly or indirectly, register, offer, sell, grant any option or right to purchase, issue or otherwise dispose of, including make any filing to do the same, any equity or equity-linked securities, subject to limited exceptions, including without limitation, sales pursuant to the Company’s ATM Sales Agreement (as defined in the Subsequent Financing Agreement).

Pursuant to the Subsequent Financing Agreement, the Company is required to file a registration statement with the Commission no later than May 1, 2024 to register the resale of all Underlying Shares.

The foregoing description of the Subsequent Financing Agreement does not purport to be complete and is qualified in its entirety by reference to the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023, a copy of which is filed as Exhibit 10 to this Schedule 13D and is incorporated herein by reference.

The source of the funds used to acquire the securities reported herein was the personal funds of Mr. Morcos.

CUSIP No. 04634X202	Page 8 of 10 Pages
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons have engaged and expect to continue to engage in communications with Chris Kemp, the Company’s current Chief Executive Officer, chairman and a director, Dr. Adam London, the Company’s current Chief Technology Officer and a director, and other current or potential investors regarding the non-binding proposal made by Mr. Kemp and Dr. London on November 8, 2023, to acquire all of the outstanding Class A Common Stock at a price of $1.50 per share, including possible financing by an affiliate of Mr. Morcos.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, JMCM may be deemed the beneficial owner of 1,864,014 shares of Class A Common Stock, representing approximately 9.02% of the shares of Class A Common Stock outstanding. This amount consists of 1,864,014 shares of Class A Common Stock that JMCM has the right to acquire within 60 days upon exercise of the Warrants and conversion of the Convertible Notes, subject to the Warrants Blocker and the Convertible Notes Blocker, respectively.

As of the date hereof, each of Mr. Fodera and Mr. Morcos may be deemed the beneficial owner of 2,063,413 shares of Class A Common Stock, representing approximately 9.99% of the shares of Class A Common Stock outstanding. This amount consists of 1,864,014 shares of Class A Common Stock that JMCM has the right to acquire within 60 days upon exercise of the Warrants and conversion of the Convertible Notes, subject to the Warrants Blocker and the Convertible Notes Blocker, respectively, and 199,399 shares of Class A Common Stock directly beneficially owned by Pine Ridge Advisers LLC.

The foregoing amounts exclude an aggregate of approximately 15,815,055 shares of Class A Common Stock underlying the Warrants and the Convertible Notes, as such shares are not exercisable within 60 days due to the Warrants Blocker and the Convertible Notes Blocker, respectively.

The Reporting Persons share voting and investment power over the 1,864,014 shares of Class A Common Stock directly beneficially owned by JMCM.  Mr. Fodera and Mr. Morcos share voting and investment power over the 199,399 shares of Class A Common Stock directly beneficially owned by Pine Ridge Advisers LLC.

The beneficial ownership percentages reported herein are based on a total of 18,790,771 shares of Class A Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 16, 2023, plus 1,864,014 shares of Class A Common Stock issuable to the Reporting Persons within 60 days of the date hereof upon exercise of the Warrants and conversion of the Convertible Notes held by JMCM, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 3 of this Amendment No. 1 is incorporated herein by reference.  Except as set forth in this Amendment No. 1, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

CUSIP No. 04634X202	Page 9 of 10 Pages
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended as follows:

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 8 – Form of New Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 24, 2023).

Exhibit 9 – Form of Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 24, 2023).

Exhibit 10 – Omnibus Amendment No. 3 Agreement dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 24, 2023).

CUSIP No. 04634X202	Page 10 of 10 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2023

JMCM Holdings LLC
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	Co-Manager

Alexander Morcos
	By:	/s/ Baldo Fodera
	Name:	Baldo Fodera
	Title:	By Power of Attorney

/s/ Baldo Fodera
Baldo Fodera